SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.  20549

_________________________

FORM  T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF

A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF

A TRUSTEE PURSUANT TO SECTION 305(b)(2) ________

JPMORGAN CHASE BANK

(Exact name of trustee as specified in its charter)

New York	13-4994650
(State of incorporation	(I.R.S. employer
if not a national bank)	identification No.)

270 Park Avenue
New York, New York	10017
(Address of principal executive offices)	(Zip Code)

William H. McDavid

General Counsel

270 Park Avenue

New York, New York 10017

Tel:  (212) 270-2611

(Name, address and telephone number of agent for service)

AmeriCredit Automobile Receivables Trust 2002-A

(to be formed from time to time by the Registrant)

(Exact name of obligor as specified in its charter)

Delaware

Applied For

(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification No.)

c/o Bankers Trust (Delaware)

1011 Centre Road, Suite 200

Wilmington, DE

19805

(Address of principal executive offices)	(Zip Code)

Automobile Receivables Backed Notes

(Title of the indenture securities)

GENERAL

Item 1.    General Information.

                Furnish the following information as to the trustee:

                (a)   Name and address of each examining or supervising authority to which it is subject.

                        New York State Banking Department, State House, Albany, New York  12110.

                        Board of Governors of the Federal Reserve System, Washington, D.C., 20551

                        Federal Reserve Bank of New York, District No. 2, 33 Liberty Street, New York, N.Y.

                        Federal Deposit Insurance Corporation, Washington, D.C., 20429.

                (b)   Whether it is authorized to exercise corporate trust powers.

                        Yes.

Item 2.    Affiliations with the Obligor and Guarantors.

                If the obligor or any Guarantor is an affiliate of the trustee, describe each such affiliation.

                None.

Item 16.      List of Exhibits

                    List below all exhibits filed as a part of this Statement of Eligibility.

                    1.  A copy of  the Restated Organization Certificate of the Trustee and the Certificate of Amendment dated November 9, 2001 (see Exhibit 1 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference).

                    2.  A copy of the Certificate of Authority of the Trustee to Commence Business (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference).  On November 11, 2001 in connection with the merger of The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, the surviving corporation was renamed JPMorgan Chase Bank.

                    3.  None, authorization to exercise corporate trust powers being contained in the documents identified above as Exhibits 1 and 2.

                    4.  A copy of the existing By-Laws of the Trustee (see Exhibit 4 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference).

                    5. Not applicable.

                    6. The consent of the Trustee required by Section 321(b) of the Act (see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference). On November 11, 2001, in connection with the merger of  The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, the surviving corporation was renamed JPMorgan Chase Bank.

                    7.  A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

                    8.  Not applicable.

                    9.  Not applicable.

SIGNATURE

                Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, JPMorgan Chase Bank, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 15th day of February, 2002.

JPMORGAN CHASE BANK

By	/s/ Patricia M.F. Russo
Patricia M.F. Russo
Vice President

Exhibit 7 to Form T-1

Bank Call Notice

RESERVE DISTRICT NO. 2

CONSOLIDATED REPORT OF CONDITION OF

The Chase Manhattan Bank

of 270 Park Avenue, New York, New York 10017

and Foreign and Domestic Subsidiaries,

a member of the Federal Reserve System,

at the close of business September 30, 2001, in

accordance with a call made by the Federal Reserve Bank of this

District pursuant to the provisions of the Federal Reserve Act.

ASSETS	Dollar Amounts in Millions
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	$20,204
Interest-bearing balances	34,014
Securities:
Held to maturity securities	462
Available for sale securities	58,587
Federal funds sold and securities purchased under agreements to resell	50,374
Loans and lease financing receivables:
Loans and leases held for sale	1,581
Loans and leases, net of unearned income	$164,271
Less: Allowance for loan and lease losses	2,468
Loans and leases, net of unearned income and allowance	$161,803
Trading Assets	60,294
Premises and fixed assets (including capitalized leases)	4,604
Other real estate owned	43
Investments in unconsolidated subsidiaries and associated companies	365
Customers’ liability to this bank on acceptances outstanding	295
Intangible assets
Goodwill	1,686
Other Intangible assets	3,549
Other assets	36,940
TOTAL ASSETS	$434,801

LIABILITIES
Deposits
In domestic offices	$146,738
Noninterest-bearing	$64,312
Interest-bearing	82,426
In foreign offices, Edge and Agreement subsidiaries and IBF’s	114,404
Noninterest-bearing	$7,400
Interest-bearing	107,004

Federal funds purchased and securities sold under agreements to repurchase	58,982
Trading liabilities	41,387
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)	10,439
Bank’s liability on acceptances executed and outstanding	295
Subordinated notes and debentures	6,355
Other liabilities	31,271
TOTAL LIABILITIES	409,871
Minority Interest in consolidated subsidiaries	114

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	1,211
Surplus (exclude all surplus related to preferred stock)	12,715
Retained earnings	10,641
Accumulated other comprehensive income	249
Other equity capital components	0
TOTAL EQUITY CAPITAL	24,818

TOTAL LIABILITIES, MINORITY INTEREST, AND EQUITY CAPITAL	$434,801

I, Joseph L. Sclafani, E.V.P. & Controller of the above-named bank, do hereby declare that this Report of Condition has

been prepared in conformance with the instructions issued

by the appropriate Federal regulatory authority and is true

to the best of my knowledge and belief.

                                                                JOSEPH L. SCLAFANI

We, the undersigned directors, attest to the correctness

of this Report of Condition and declare that it has been

examined by us, and to the best of our knowledge and

belief has been prepared in conformance with the in-

structions issued by the appropriate Federal regulatory

authority and is true and correct.

                                                                WILLIAM B. HARRISON, JR.        )

                                                                DOUGLAS A. WARNER III            ) DIRECTORS

                                                                FRANK A. BENNACK, JR.             )